Unusual Machines, Inc.
151 Calle De San Francisco

Ste. 200 PMB 2106

San Juan, Puerto Rico 00901-1607

May 3, 2023

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.W.

Washington, DC 20549

Attention:	Kevin Wood, Accounting Branch Chief
Andi Carpenter, Staff Accountant

Re:	Unusual Machines, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 14, 2023
File No. 333-270519

Ladies and Gentlemen:

This letter is submitted by Unusual Machines, Inc. (“Unusual” or the “Company”) in response to the comments made by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on April 6, 2023 (the “Comment Letter”) with respect to the Registration Statement on Form S-1, as amended, submitted on March 14, 2023 (the “Registration Statement”).

As our counsel discussed with Mr. Thomas Jones of the Staff on April 11, 2023, as a result of discussions between the Company and its underwriters, the transaction has been restructured so that the purchase price for the acquisition by the Company of Fat Shark Holdings, Ltd (“Fat Shark”) and Rotor Riot LLC (“Rotor Riot”) from Red Cat Holdings, Inc. (“Red Cat”) has been increased from $18.0 million to $20.0 million (the “Purchase Price”). The Purchase Price is now comprised of (i) $2.0 million in cash from the proceeds of the Offering, (i) $1.0 million of the Company’s existing cash which the Company will deposit into escrow upon the effectiveness of the Registration Statement which includes the prospectus, and (iii) $17.0 million of the Company’s common stock. The shares of the Company’s common stock being issued to Red Cat will be subject to a six-month lock-up agreement. As a result, the Senior Note and the Series A as defined and referenced in the last draft of the Registration Statement and the related security agreement that were included on the Exhibit Index have been eliminated. The Company agreed to enter into a registration rights agreement for the registration of the shares of its common stock that it will issue to Red Cat in connection with the acquisition and to use its best efforts to file by the day after the expiration of Red Cat’s lock-up agreement and have declared effective such registration statement, on demand and in on a piggy-back basis with any other registration statements to be filed by the company.

In addition, as Company’s legal counsel discussed with Mr. Jones on May 1, 2023, since Mr. Jeffrey Thompson will individually own less than 5% of the Company’s common shares after the issuance of the Red Cat shares as part of the Purchase Price, the Company’s underwriter has requested that, notwithstanding the Staff’s prior comment, the disclosure regarding Mr. Thompson’s personal holdings upon the consummation of the offering be omitted from the cover page of the prospectus since it is not material. Accordingly, we have omitted such disclosure from the cover page. The foregoing changes in the transaction are reflected in Amendment No. 2 to the Registration Statement.

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For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s responses set forth immediately beneath such comment.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. In addition to submitting this letter via EDGAR, we are sending this letter and the Prospectus (marked to show changes from the Draft Registration Statement) via EDGAR.

Amendment No. 1 to Registration Statement on Form S-1 filed March 14, 2023

General

Comment	1. We resissue comment 1 of our letter dated January 12, 2023. Because you are using the proceeds of this offering to purchase the businesses of two affiliated entities, we continue to believe that Fat Shark Holdings, Ltd. and Rotor Riot LLC should be identified as co-issuers on this registration statement. Please revise accordingly.

Response:

In accordance with the telephone discussion among our lawyers, Michael D. Harris, Esq. and Edward H. Schauder, Esq., and Mr. Thomas Jones, Esq. of the Staff on April 10, 2023, we have included Fat shark and Rotor Riot as co-issuers following the example Mr. Schauder found with four commodity pools. See https://www.sec.gov/Archives/edgar/data/1305201/000119312507078043/dposam.htm. We added an explanatory note to the prospectus but no other disclosure.

In doing so, we do not agree that the Staff is construing Rule 140 properly since there is a fundamental difference with four separate commodity pools each with its own trading advisor and this matter.

Cover Page

Comment	2. Please ensure that you consistently disclose throughout your document the number of shares that you are offering. For example, the disclosure on pages 36 and 39 about "the issuance and sale of 2,352,941 shares of common stock" in this offering" is not consistent with the information concerning common stock in the fee table. Also, please file as an exhibit the amendment to the Purchase Agreement mentioned on page 41.

Response:

As requested by the Staff, the Company has consistently disclosed the number of shares that the Company is offering throughout the Prospectus which includes 2,000,000 shares of our common stock (based on $5.00 per share which is the low point of the anticipated range), plus an additional 300,000 shares of common stock which may be issued and sold pursuant to the underwriter’s 45-day over-allotment option to purchase up to an additional 15% of the shares of common stock being offered by the Prospectus.

The Company has revised the fee table accordingly to reflect the change in the transaction terms that are discussed above, assuming for this purpose that the over-allotment option is exercised in full and all shares thereunder are sold by the underwriter.

The Company has also filed as an exhibit the amendment to the Purchase Agreement mentioned on page 41.

The Business Combination, page 2

Comment	3. Please ensure that you have updated the disclosure in this section to the extent practicable. For example, we note the reference on page 2 to the "affirmative vote of the shareholders of Red Cat." Please clarify whether the shareholders have voted.

Response:

As requested by the Staff, the Company has updated its disclosure on page 2 and elsewhere in the Prospectus to clarify that the Red Cat shareholders approved the transaction contemplated in the securities purchase agreement on March 8, 2023. A link to the related 8-K filed by Red Cat is set forth below:

https://www.sec.gov/ix?doc=/Archives/edgar/data/748268/000155479523000057/rcat0308form8k.htm

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Comment	4. Regarding the disclosure on page 72 that "In November 2020, Red Cat acquired Fat Shark Holdings for a total purchase price of $8.4 million. In January 2020, Red Cat acquired Rotor Riot for a total purchase price was $2.0 million," please expand the disclosure on page 2 about the sale for $18 million in cash and securities to also discuss the purchase prices in 2020. Also tell us, with a view to disclosure, whether you have considered disclosing on page 2 that a valuation firm estimated that Fat Shark Holdings and Rotor Riot had an enterprise value ranging between $5.1 million to $5.7 million. In this regard, we note the disclosure in the DEF14A of Red Cat Holdings, Inc. filed on February 6, 2023.

Response:

In response to the Staff’s comment, the Company has added additional disclosure regarding the historical purchases by Red Cat of Fat Shark and Rotor Riot and the valuation of an independent valuation firm that was disclosed in Red Cat’s definitive proxy statement on Page 2 of the Registration Statement. The Company has also added a new related risk factor on page 29 of the Registration Statement.

Use of Proceeds, page 34

Comment	5. We note your response to prior comment 16. Please clarify whether you may use the proceeds from this offering for the purchase orders of approximately $1.2 million mentioned in the last paragraph on page 72K.

Response:

The disclosure requested by the Staff has been added in the Use of Proceeds section on page 34.

Legal Proceedings, page 48

Comment	6. Please revise this section to clearly identify who has advised you that Fat Shark and Rotor Riot are not involved in any litigation.

Response:

The Company has revised its disclosure on page 48 to reflect that as based on a written representation from Red Cat’s Chief Executive Officer, as of April 13, 2023 he is unaware of any litigation involving Fat Shark or Rotor Riot.

Unusual Machines Liquidity and Capital Resources, page 56

Comment	7. Please ensure that you update the disclosure in this section based on the number of shares of common stock that you are offering For example, the disclosure that "Assuming we do acquire Fat Shark and Rotor Riot, we expect we will have sufficient working capital to support our operations for at least 12 months following the closing of this Offering" is unclear given the disclosure on page 41 that "Red Cat and UM have verbally agreed to lower the minimum amount of the Offering from $15 million to $10 million to be memorialized in an amendment to the SPA," the references in the audit opinions for Fat Shark Holdings and Rotor Riot on pages F-32 and F-54, respectively, to continue to experience "negative cash flows from operations" and the Cash Flow Statements for the six months ended October 31, 2022 for Fat Shark Holdings and Rotor Riot on pages F-23 and F-46, respectively. As another example, does the company expect that it will have sufficient working capital to support its operations for at least 12 months following the closing of this offering" if $2.5 million of the proceeds from this offering is used to repay the Senior Note?

Response:	The Company has revised the disclosure on page 59 to provide further clarification on the Company’s anticipated working capital and cash position post Offering and business combination. The Company has specified the number of shares of common stock and anticipated proceeds as a part of this revised disclosure. As previously noted, with the revised purchase price terms, there is no longer a $2.5 million Senior Note.

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Related Party Transactions, page 68

Comment	8. We note your response to prior comment 22. Please disclose the principle followed in determining the amount at which the assets of Red Cat were acquired by the registrant disclose the identity of the persons making the determination and their relationship with the registrant.

Response:

The Company has revised the disclosure on page 69 as requested by the Staff.

Principal Stockholders, page 69

Comment	9. Please provide a table for the disclosure required by Item 403(a) and (b) of Regulation SK for the Series A Preferred Stock.

Response:

As noted above, the composition of the Purchase Price has been revised to include $2.0 million in cash from the proceeds of the Offering, $1.0 of the Company’s existing cash and $17.0 million of the Company’s shares of common stock. Accordingly, the Staff’s comment is no longer applicable since the issuance of the Series A Preferred Stock has been eliminated.

Comment	10. Please revise Note (1) on page 73 to disclose who has voting and/or investment power for the shares held by Red Cat

Response:

As requested by the Staff, the Company has revised the disclosure to note (1) on page 69.

Series A Convertible Preferred Stock, page 74

Comment	11. Please disclose the material terms of the Series A Convertible Preferred Stock. For example, we note Section 4 of Exhibit 4.2 concerning voting and dividends.

Response:

As noted in the Company’s response to Comment 9 above, the issuance of the Series A has been eliminated so the Staff’s comment no longer applies.

Recent Sales of Unregistered Securities, page II-2

Comment	12. We note your response to prior comment 35. Please identify the founders who purchased shares of your common stock on September 10, 2021. Also, include the information required by Item 701 of Regulation S-K concerning the issuance of 52,000 shares of common stock on September 24, 2021 and the issuance of 140 shares of Series B Preferred Stock on December 13, 2022. In this regard, we note your disclosure in the second paragraph on page 72 and in Note 6 on page F-20.

Response:

The Company has further revised the disclosure in the Recent Sale of Unregistered Securities on page II-2 as requested by the Staff.

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Amendment No. 1 to Registration Statement on Form S-1

Note F – page F-4

Comment	13. Please remove Note F from pages F-3 and herein. There are not intangible asset adjustments.

Response:	The Company has removed Noted F related to intangible asset given there were no adjustments as requested by the Staff.

Unaudited Pro Forma Condensed Combined Statements of Operations, page F-5

Comment	14. The pro forma information for income statement is for the most recent fiscal year and subsequent interim period. Please remove the pro forma information for the twelve-month ended December 31, 2021 on page F-6. Refer to Rule 11-02I(2)(i) of Regulation S-X.

Response:	The Company has removed the pro forma information for the twelve-months ended December 31, 2021 as requested by the Staff.

Comment	15. Please record a pro forma adjustment of the expenses associated with the business combinations and a debit to cash.

Response:	The Company has updated and recorded a pro forma adjustment for expenses associated with the business combinations and a corresponding adjustment to cash.

Comment	16. We note from pages 70 and 71 that your CEO and CFO will earn a bonus upon closing each successful acquisition with the closing of this Offering. Please record the Pro Forma adjustment of the bonuses as a debit to the expense and a credit to cash.

Response:	The Company has updated and recorded a pro forma adjustment related to the bonuses paid to the CEO and CFO as a condition of their employment agreements and closing of the acquisitions and Offering. We have made the additional corresponding adjustment to cash.

Comment	17. Present historical and pro forma basic and diluted per share amounts. Refer to Rule 11-02(a)(9) of Regulation S-X.

Response:	The Company has updated the historical and pro forma financial statements to present both basic and diluted per share amounts in accordance with the Regulations and as suggested by the Staff.

Statement of Changes in Stockholders’ Equity, page F-15

Comment	18. Please change the date of the last line to read as of December 31, 2022, if true.

Response:	The Company has updated the date of the Statement of Changes in Stockholders’ Equity to read as December 31, 2022.

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Fat Shark Holdings, Ltd. Balance Sheets (Unaudited), page F-21

Comment	19. Please update Fat Shark Holdings, Ltd.’s financial statements in accordance with Rule 8-04 of Regulation S-X.

Response:	The Company has updated Fat Shark Holdings, Ltd.’s and Rotor Riot Inc. interim financial statements as of January 31, 2023 and for the three and nine months ended January 31, 2023 in accordance with the regulations and as suggested by the Staff.

Comment	20. Please indicate “Audited” under the column of April 30, 2022, if true. This comment also applies to Rotor Riot, LLC’s Balance Sheets on page F-43.

Response:	The Company has updated the balance sheets to indicate “Audited” as of April 30, 2022 for Rotor Riot, LLC and Fat Shark, Ltd.

Fat Shark Holdings, Ltd. Statements of Operations (Unaudited), page F-23

Comment	21. Please disclose the earnings per share information in accordance with ASC 260 and Rule 10-01(b)(2) of Regulation S-X. This comment also applies to page F-34.

Response:	The Company has updated the Statements of Operations for Fat Shark Holdings, Ltd. for both the audited twelve months ended April 30, 2022 and 2021 and the interim three and nine months ended January 31, 2023 to show both basic and diluted earnings per share information in accordance with the regulations and as suggested by the Staff.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com.

Sincerely,

/s/ Brandon Torres Declet

Brandon Torres Declet

Chief Executive Officer

cc:	Michael D. Harris, Esq.

Edward H. Schauder, Esq.

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